December 18, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Appreciate Holdings, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-268811

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Appreciate Holdings, Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-268811) together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2022 and was declared effective on February 14, 2023. No securities were sold, issued or otherwise distributed or will be sold, issued or otherwise distributed under the Registration Statement. The Registration Statement was not updated following effectiveness and the Company is seeking withdrawal in connection with its plan to deregister. The Company has less than three hundred (300) record holders as of the date hereof. Because no securities were sold under the Registration Statement, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as possible. If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Philip T. Colton, Esq. of Winthrop & Weinstine, P.A. at (612) 604-6729.

Very truly yours,

APPRECIATE HOLDINGS, INC.

By:	/s/ Christopher Laurence
	Name:	Christopher Laurence
	Title:	Chief Executive Officer